

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Fernando Castro-Caratini
Chief Financial Officer
Sun Communities, Inc.
27777 Franklin Road, Suite 300
Southfield, MI 48034

> **Re: Sun Communities, Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **File No. 001-12616**

Dear Fernando Castro-Caratini:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction